                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-37070


                     SUPPLEMENT NO. 1 DATED AUGUST 18, 2000
                        TO PROSPECTUS DATED JULY 28, 2000
                                  E-MEDSOFT.COM

QUARTERLY RESULTS

         A copy of the consolidated condensed financial statements of e-MedSoft.com. as of June 30, 2000 and for the three months ended June 30, 2000 and 1999 are attached hereto, along with Management's Discussion and Analysis of Financial Condition and Results of Operations.

                                  E-MEDSOFT.COM
                      CONSOLIDATED CONDENSED BALANCE SHEETS

                                                       JUNE 30, 2000        MARCH 31, 2000
                                                       -------------        --------------
                   ASSETS                               (unaudited)
Current assets:
  Cash & cash equivalents ......................       $  32,434,958        $  59,860,827
  Accounts receivable, net .....................          28,596,456           17,261,883
  Accounts receivable from affiliates, net .....           6,654,709              739,499
  Other receivables ............................           4,769,219            1,927,310
  Inventory ....................................           6,557,549            1,106,960
  Other current assets .........................           1,173,280            1,559,956
                                                       -------------        -------------
                                                          80,186,171           82,456,435
Long-term assets:
  Property and equipment, net ..................           7,998,005            2,603,302
  Goodwill, net ................................          92,606,847           37,867,333
  Investments ..................................          28,285,000           26,285,000
  Technology license fee .......................           2,800,000            2,800,000
  Deferred software costs ......................          12,119,496            8,640,202
  Distribution channel .........................          36,100,000           36,100,000
  Deferred contract ............................          67,462,914           67,462,914
  Other assets .................................           2,423,223              881,467
                                                       -------------        -------------
                                                         249,795,485          182,640,218
                                                       -------------        -------------
              Total assets .....................       $ 329,981,656        $ 265,096,653
                                                       =============        =============

       LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Line of credit ...............................       $   3,548,361        $     807,180
  Accounts payable .............................          23,523,271           21,269,973
  Accrued liabilities ..........................           6,858,167            4,443,805
  Other current liabilities ....................             982,655              582,191
  Current maturities of long-term debt
    and capital leases .........................           4,477,800              942,981
                                                       -------------        -------------
                                                          39,390,254           28,046,130
                                                       -------------        -------------
Long-term liabilities:
  Capital leases ...............................           2,090,966              739,306
  Bridge financing .............................           5,378,054               67,528
  Other long-term liabilities ..................           3,356,901            3,063,700
                                                       -------------        -------------
                                                          10,825,921            3,870,534
                                                       -------------        -------------
Commitments and contingencies:
Minority interest ..............................          11,324,672            4,176,862
Stockholders' equity:
  Common shares ................................              80,208               75,735
  Paid in capital ..............................         287,494,052          244,495,796
  Stock subscription ...........................          (5,000,000)          (5,000,000)
  Accumulated deficit ..........................         (14,076,857)         (10,569,951)
  Accumulated other comprehensive (loss)
   income ......................................             (56,594)               1,547
                                                       -------------        -------------
                                                         268,440,809          229,003,127
                                                       -------------        -------------
      Total liabilities and stockholders' equity       $ 329,981,656        $ 265,096,653
                                                       =============        =============

The accompanying notes are an integral part of these consolidated condensed balance sheets.

                                  E-MEDSOFT.COM
                 CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                FOR THE THREE MONTHS ENDED JUNE 30, 2000 AND 1999
                                   (UNAUDITED)


                                                             2000                1999
                                                         ------------        ------------
Net sales:
  Non affiliates .................................       $ 32,547,178        $  4,443,251
  Affiliates .....................................          6,507,951                  --
                                                         ------------        ------------
             Total net sales .....................         39,055,129           4,443,251
                                                         ------------        ------------
Costs and expenses:
  Cost of sales ..................................         26,594,788           3,629,499
  Research and development .......................            977,218             247,959
  Sales and marketing ............................          2,779,508             611,775
  General and administrative .....................         10,263,584           1,276,598
  Non-cash compensation ..........................            182,517             129,380
  Depreciation and amortization ..................          2,435,975             344,519

             Total costs and expenses ............         43,233,590           6,239,730
                                                         ------------        ------------
             Operating loss ......................         (4,178,461)         (1,796,479)

Other income (expense):
  Interest expense ...............................           (375,341)         (1,335,277)
  Interest income ................................            696,311                  --
  Other ..........................................            (65,686)              3,577

Loss before income taxes, extraordinary income and
   minority interest .............................         (3,923,177)         (3,128,179)

Extraordinary income .............................                 --             357,152

Loss before income taxes and minority interest ...         (3,923,177)         (2,771,027)

Tax benefit ......................................            184,764             242,611

Minority interest, net of taxes ..................            231,507                  --
                                                         ------------        ------------
Net loss .........................................       $ (3,506,906)       $ (2,528,416)
                                                         ------------        ------------
Basic and diluted loss per share .................       $      (0.04)       $      (0.05)
                                                         ============        ============
Weighted average shares outstanding ..............         78,959,514          51,834,107
                                                         ============        ============

The accompanying notes are an integral part of these consolidated condensed financial statements.

                                  E-MEDSOFT.COM
                 CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
                    THREE MONTHS ENDED JUNE 30, 2000 AND 1999
                                   (UNAUDITED)


                                                                        2000                1999
                                                                    ------------        ------------
Net cash used in operating activities: ......................       $(15,834,648)       $   (293,161)

Cash flows from investing activities:
  Business acquisitions, net of cash acquired ...............         (2,985,387)            (31,526)
  Capital expenditures ......................................         (2,364,765)            (70,463)
  Investment in software ....................................         (3,015,601)                 --
  Other investments .........................................         (2,936,371)                 --
                                                                    ------------        ------------
              Cash used in investing activities .............        (11,302,124)           (101,989)

Cash flows from financing activities:
  Payments on bridge loans ..................................         (2,314,392)                 --
  Proceeds from bridge loans ................................          2,317,764             638,932
  Decrease to credit facility ...............................                 --            (165,024)
  Repayments of capital lease obligations ...................           (193,520)            (72,816)
  Other .....................................................            (98,949)                 --
                                                                    ------------        ------------
          Cash (used in) provided by financing activities....           (289,097)            401,092

(Decrease) increase in cash and cash equivalents ............        (27,425,869)              5,942

Cash and cash equivalents at the beginning of the period ....         59,860,827              51,712
                                                                    ------------        ------------
Cash and cash equivalents at the end of the period ..........       $ 32,434,958        $     57,654
                                                                    ============        ============
Non cash transactions:
  Issuance of restricted stock and warrants for
     acquisitions............................................       $ 43,303,649        $         --
  Property and equipment purchased through capitalized
     leases..................................................            323,482             391,969
                                                                    ------------        ------------
                                                                    $ 43,627,131        $    391,969
                                                                    ============        ============

The accompanying notes are an integral part of these consolidated condensed financial statements.

                                  E-MEDSOFT.COM
              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                  JUNE 30, 2000
                                   (UNAUDITED)


         (1)      Consolidated Condensed Financial Statements

         The financial statements included herein have been prepared by e-MedSoft.com (the Company or e-MedSoft) without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted as allowed by such rules and regulations, and e-MedSoft believes that the disclosures are adequate to make the information presented not misleading. Operating results for the three months ended June 30, 2000 are not necessarily indicative of the results that may be expected for the year ending March 31, 2001. While management believes the procedures followed in preparing these financial statements are reasonable, the accuracy of the amounts are in some respects dependent upon the facts that will exist, and procedures that will be accomplished by e-MedSoft later in the year. These financial statements should be read in conjunction with the March 31, 2000 audited financial statements and the accompanying notes thereto, the Forms 8K filed by the Company on April 5, 2000, May 5, 2000 and June 16, 2000 and the S1 filed by the Company on July 21, 2000.

         The management of e-MedSoft believes that the accompanying unaudited consolidated condensed financial statements contain all adjustments (including normal recurring adjustments) necessary to present fairly the financial position of e-MedSoft.com and subsidiaries at June 30, 2000 and the results of their operations and their cash flows for the periods presented.

         (2)      Business Combinations

         Prior Year Acquisition

         In February 2000, e-MedSoft acquired privately held VirTx, Inc. (VirTx), a leading provider of secure collaborative medical networks that are able to support the implementation of multimedia telemedicine, telehealth, and telescience collaboration. In connection with the transaction, the Company issued approximately 1.9 million shares of e-MedSoft's common stock to the VirTx shareholders and may issue up to an additional $23 million in shares pursuant to an earn-out arrangement. This transaction has been accounted for as a purchase resulting in approximately $31 million of goodwill. The goodwill determination is preliminary and subject to adjustment. The Company is amortizing the goodwill over a seven year period which is managements' best estimate of the future benefit of this acquisition. The following pro forma information for the three months ended June 30, 1999, gives effect to the acquisition of VirTx as if such transaction had occurred at April 1, 1999 (unaudited):

                  Net sales ...................       $ 4,650,031
                  Costs and expenses ..........         7,334,733
                  Amortization of goodwill.....         1,302,873
                  Net loss ....................        (3,987,575)
                  Net loss per share ..........              (.07)

         Current Year Acquisitions

         In May 2000, the Company acquired Illumea Corporation (Illumea) in exchange for approximately 1.3 million shares of the Company's common stock, valued at approximating $10 million. Illumea develops and markets Internet-based remote inspection and image sharing solutions in the medical and life sciences industries. FiberPix, Illumea's first application, enables multiple simultaneous users to view interactively a microscope's high fidelity images in real time over the Internet. For example, pathologists can view tissue samples without traveling to a hospital. This acquisition has been accounted for under the purchase method.

         In June 2000, the Company acquired VidiMedix for assumption of approximately $6.2 million in debt and liabilities. Of this amount, approximately $3.3 million was repaid with approximately 380,000 shares of common stock and warrants to purchase approximately 336,000 shares of common stock at an exercise price of $8.63 per share. In addition, the Company has committed to issue up to an additional $6 million in shares of common stock to the VidiMedix shareholders as an earn out payment based on VidiMedix achieving certain sales targets over the next fiscal year. VidiMedix provides network medicine solutions that enable physicians to deliver remote examination, diagnosis, and treatment to patients via secure, private and collaborative interactions using advanced Internet and Web technologies. This acquisition has been accounted for under the purchase method.

         Also in June 2000, the Company acquired Resource Healthcare (Resource) for approximately $1.5 million in cash and $1 million in common stock. In addition the Company has committed to issue additional common stock with a value of $500,000 as an earn out payment based on Resource achieving certain earning targets over the next fiscal year. Resource provides pharmaceutical and infusion services to long-term care, assisted living and residential care facilities throughout Nevada. Services offered by Resource include consulting, training, billing, supplies management and facility systems development. This acquisition has been accounted for under the purchase method.

         The following table details the allocation of the purchase price of these acquisitions (in thousands):

                                            ILLUMEA      VIDIMEDIX      RESOURCE
                                            -------      ---------      --------
         Purchase price ..............      $10,284       $ 5,762        $ 2,517
         Less: net equity of entity...          335        (2,029)           576
                                            -------       -------        -------
         Goodwill ....................      $ 9,949       $ 7,791        $ 1,941
                                            =======       =======        =======

         The goodwill determination is preliminary and subject to adjustment. Goodwill resulting from the acquisitions of Illumea and VidiMedix is amortized over a 7year period. Goodwill resulting from the acquisition of Resource is amortized over a 15year period. The amortization periods are based on management's best estimate of the future benefit of these acquisitions.

         The operating results included in the period ended June 30, 2000 for these entities were not material, therefore, pro forma information is not presented herein.

         Other Business Agreements

         In April 2000, the Company entered into a 30year management agreement and a preferred provider agreement with PrimeRx.com, Inc. (PrimeRx previously known as PrimeMed Pharmacy Services, Inc.), a pharmacy management services company. PrimeRx offers a variety of managed care pharmacy services that enable its clients to more effectively manage their pharmacy benefits. PrimeRx's customers include physician offices and clinics, independent physician associations, physician practice management organizations, managed care health plans, nursing homes, correctional facilities, and community health centers. PrimeRx also operates more than 40 pharmacies across 9 states serving more than 1 million managed care enrollees. The agreement provides for an option to exchange up to 33 percent of PrimeRx stock for 3 million e-MedSoft shares. On April 12, 2000, the Company acquired 29 percent of PrimeRx for 2,640,000 shares of the Company's common stock. The agreement gives full control over PrimeRx operations to the Company. Accordingly, the Company has consolidated the operations of PrimeRx for the three month period ended June 30, 2000 and has included 100 percent of its losses as e-MedSoft is responsible for funding PrimeRx's operations. The Company has reflected its 29 percent investment and the negative equity at acquisition date as goodwill of approximately $32 million. The goodwill will be amortized over the management contract term of 30 years. The following pro forma information for the three months ended June 30, 1999, gives effect to the consolidation of PrimeRx as if such transaction had occurred at April 1, 1999 (unaudited):

                  Net sales ..................       $ 14,641,775
                  Costs and expenses .........         17,064,986
                  Amortization of goodwill....            516,361
                  Net loss ...................         (2,939,572)
                  Net loss per share .........               (.05)

         (3)      Deferred Software Development Costs

         During the three months ended June 30, 2000 and 1999, the Company incurred approximately $4.0 million and $248 thousand in development costs, respectively. In accordance with SOP 981 and FASB 86, the Company capitalized approximately $3 million and $0 of these costs during the three months ended June 30, 2000 and 1999, respectively. Such deferred costs along with acquired software costs will be amortized over a three to seven year life once the related products are in service or available for sale.

         (4)      Warrants and Stock Options

         During the three months ended June 30, 2000, the Company granted 1,472,750 options to its employees to purchase 1,472,750 shares of the Company's stock at prices ranging from $7.00 to $11.06. These options were granted in accordance with the Company's stock option plan with exercise prices based on the market price of the Company's stock at time of grant. These grants are subject to Board of Directors approval.

         (5)      Basic and Fully Diluted Loss Per Share

         In accordance with SFAS No. 128, "Computation of Earnings Per Share," basic earnings per share is computed by dividing the net earnings available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing the net earnings for the period by the weighted average number of common and common equivalent shares outstanding during the period.

         Common equivalent shares, consisting of incremental common shares issuable upon the exercise of stock options and warrants are excluded from the diluted earnings per share calculation if their effect is anti-dilutive.

         A summary of the shares used to compute net loss per share is as follows:

                                                     THREE MONTHS ENDED JUNE 30,
                                                        2000             1999
                                                     ----------       ----------
         Weighted average common shares used
            to compute basic net loss per share ...  78,959,514       51,834,107
         Effect of dilutive securities ............          --               --
                                                     ----------       ----------
         Weighted average common shares used
            to compute diluted net loss per share..  78,959,514       51,834,107
                                                     ==========       ==========

         As of June 30, 2000 and 1999, options and warrants to purchase 7,461,917 and 7,049,574 shares of common stock were outstanding, respectively. These common stock equivalents were excluded from the computation of diluted loss per share for the three months ended June 30, 2000 and 1999 as such options and warrants were anti-dilutive.

         (6)      Segment Information

         e-MedSoft derives its net sales from three operating segments: (1) transaction and information services, primarily healthcare, delivered over the Internet, private intranets or other networks and consulting contracts related to these service, (2) the sale and installation of hardware and software products and (3) pharmacy services.

         The accounting policies of the segments are the same as those for financial reporting purposes and the Company evaluates performance based on operating earnings of the respective business segments.

         The Company's financial information by business segment are summarized as follows (in thousands). The "Other" column includes corporate related items and other expenses not allocated to reportable segments, including assets relating to goodwill and certain other intangibles and the amortization of such assets.


                                      INTERNET        PRODUCT         PHARMACY         OTHER           TOTAL
                                      --------        -------         --------         -----           -----
Three months June 30, 2000
Net sales .........................  $   6,755       $  14,874       $  17,426       $      --       $  39,055
Operating income (loss) before
  depreciation and amortization....      1,023             184          (1,074)         (1,875)         (1,742)
Depreciation and amortization .....        121             165             334           1,816           2,436
Total assets ......................     55,420          24,196          20,884         229,482         329,982
Capital expenditures ..............      1,722             146             413              84           2,365

Three months June 30, 1999
Net sales .........................  $      --       $   4,443       $      --       $      --       $   4,443
Operating income (loss) before
  depreciation and amortization....       (219)           (378)             --            (855)         (1,452)
Depreciation and amortization .....         --             133              --             212             345
Total assets ......................         36           8,000              --           8,599          16,635
Capital expenditures ..............         --              45              --              25              70

         The Company's net sales from external customers, operating loss and depreciation and amortization for the three month periods ended June 30, 2000 and 1999 and the long-lived assets at June 30, 2000 and 1999, classified by geographic area, are summarized as follows (in thousands):

                                         UNITED          UNITED
                                         STATES          KINGDOM        AUSTRALIA         TOTAL
                                         ------          -------        ---------         -----
Three months June 30, 2000
Net sales ........................      $  24,171       $  14,872       $      12       $  39,055
Operating loss before depreciation
  and amortization ...............         (1,298)           (196)           (248)         (1,742)
Depreciation and amortization ....          2,246             188               2           2,436
Long-lived assets ................        246,770           2,086             940         249,796

Three months June 30, 1999
Net sales ........................      $      --       $   4,443       $      --       $   4,443
Operating loss before depreciation
  and amortization ...............           (894)           (558)             --          (1,452)
Depreciation and amortization ....            204             141              --             345
Long-lived assets ................          7,877           1,622              --           9,499

         The Company's U.K. subsidiary, e-Net, had five customers who's sales, on an individual basis, represented over 5% of e-Net's net sales for an aggregate of 56.4 percent for the three month period ended June 30, 2000. e-MedSoft U.S. operations, excluding pharmacy services, had two customers who's sales, on an individual basis, represented over 5% of e-MedSoft's net sales for an aggregate of 96.5 percent for the three month period ended June 30, 2000.

         (7)      Contingencies

         The Company has national and international operations which, occasionally, result in litigation that the Company does not view as material and arising in the ordinary course of business. Because of the significant value of the Company's technologies, it may occasionally be appropriate for the Company to initiate litigation of its own to protect those technologies. Whether brought by the Company or defended against by the Company, the litigation is often immaterial and at this time the Company is unaware of any material litigation involving any of its national or international operations. The Company is involved in a pending litigation regarding a lawsuit brought against 16 defendants, including the Company, by Icon Capital Corporation in the Superior Court of the State of California for the County of Los Angeles, which is a dispute between a small minority shareholder of Sanga International, Inc. and a shareholder of the Company over stock in the Company. After evaluating the matter with the Company's legal counsel, management is of the opinion that the litigation creates no material or significant risk of exposure to the Company.

         (8)      Related Party Transactions

         During the three months ended June 30, 2000, the Company recorded revenue of $855 thousand from consulting and software services provided to a company related to a director of the Company. During the same period the Company also recorded approximately $5.5 million in revenue from another entity, also related through a member of the board of directors, for project management, infrastructure development, e-business implementation and planning and other consulting services. Approximately 20 percent of these services were provided prior to March 31, 2000 but not recognized into revenues until acceptance by the customer in the first quarter of fiscal 2001. The Company recorded these related party receivables based on its best estimate of the amount ultimately to be realized. As of June 30, 2000, these billings are outstanding, increasing the total receivable from the two related entities to approximately $11.5 million. Company management, in consultation with its legal counsel, believes that the billings are collectible and expects to collect these outstanding receivables during the second and third quarters of fiscal 2001.

         (9)      Minority Interest

         The Company recorded minority interest relating to its subsidiary in Australia and its management contract with PrimeRx of approximately $4.0 million and $7.3 million, respectively. The PrimeRx minority interest represents the right of 735,144 series A preferred shareholders in PrimeRx. This series A preferred stock has a $10 per share liquidation preference on the net assets of PrimeRx (as adjusted) upon a change in control and is otherwise redeemable at the option of the preferred shareholders by 2005. The Australia subsidiary minority interest represents the rights of shareholders of the Australia subsidiary held through the Australian stock exchange.

         (10)     Subsequent Event

         On August 12, 2000, the Company's Board of Directors approved the repurchase on the open market of up to 2 million shares of its common stock over the next eighteen months.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         Statements in this Report that relate to management's expectations, intentions or beliefs concerning future plans, expectations, events and performance are "forward-looking" within the meaning of the federal securities laws. These forward-looking statements include assumptions, beliefs and opinions relating to the Company's business and growth strategy based upon management's interpretation and analysis of its own contractual and legal rights, of management's ability to satisfy industry and consumer needs with its technologies, of healthcare industry trends, and of management's ability to successfully develop, implement, market and/or sell its network transaction processing services, software programs, clinical and financial transaction services, and e-commerce systems to its clientele. Management's forward-looking statements further assume that the Company will be able to successfully develop and execute on its strategic relationships. Actual results or events could differ materially from those anticipated in the forward-looking statements due to a variety of factors, in addition to those set out above, including, without limitation, acceptance by customers of the Company's products, changing technology, competition in the healthcare market, government regulation of health care, the Company's limited operating history, general economic conditions, availability of capital and other factors.

OVERVIEW

         We began operations with the acquisition of the Internet-based health care management system on January 7, 1999 and the subsequent acquisition of e-Net on March 19, 1999. During the following fiscal year ended March 31, 2000 and the first quarter of 2001, we have continued the development, upgrading, testing, and implementation of our health care management system. In addition, in accordance with our strategy to develop or acquire additional technologies, during fiscal 2000 we acquired a managed care computer technology to service a network of over 2,500 physicians and a multimedia company to provide various telemedicine technologies. During the first quarter of 2001 we have expanded our multimedia technology with two additional acquisitions. During fiscal 2000 we entered into several contracts and strategic partnerships to implement and roll out various Internet-based health care management systems and to provide other products including "e-financing" distribution networks. In our first quarter of 2001 we entered into a 30year management agreement and preferred provider agreement with a pharmacy management services company, further expanding our outreach to the healthcare community.

RESULTS OF OPERATIONS

         The results of operations presented herein reflect our and our subsidiaries' consolidated net sales and expenses. The financial statements included herein present the unaudited financial statements for the three months ended June 30, 2000 and 1999. In addition, we have included in the comparisons below the unaudited pro forma financial information for the three months ended June 30, 1999 to include the acquisition of VirTx, Inc. and the consolidation of PrimeRx as if these transactions occurred on April 1, 1999. Other acquired business during the quarter are not included in the pro forma financial information herein as their operating results included in the period ended June 30, 2000 were not material.

         Information presented in the table below is unaudited (in thousands):

                                                                    JUNE 30,
                                              JUNE 30,             PRO FORMA
                                        2000           1999           1999
                                      --------       --------       --------
Net sales ..........................  $ 39,055       $  4,443       $ 14,849
Costs and expenses:
   Cost of sales ...................    26,595          3,629         11,565
   Research and development ........       977            248            554
   Sales and marketing .............     2,779            612          1,367
   General and administrative ......    10,263          1,276          3,011
   Non cash compensation ...........       183            129            129
   Depreciation and amortization....     2,436            345          1,836
                                      --------       --------       --------
                                        43,233          6,239         18,462
                                      ========       ========       ========
Operating loss .....................    (4,178)        (1,796)        (3,613)
Net loss ...........................  $ (3,507)      $ (2,528)      $ (4,399)

NET SALES

         Net sales for the three months ended June 30, 2000 increased 779% as compared to June 30, 1999 reported sales and increased 163% compared to 1999 pro forma sales. The increase in reported net sales for June 30, 2000 was approximately $34.6 million and $24.2 million compared to actual and pro forma results for June 30,1999, respectively. The increase in reported revenues resulted from the inclusion of $17.4 million in sales from our pharmacy services, $10.4 million increased revenues from our U.K. subsidiary and $6.8 from U.S. Internet services and related consulting. Essentially all sales generated by the U.K. were from the sale, service, and installation of computer systems. The growth in these sales is a direct result of our penetration into the market through strategic alliances with Sun Microsystems, Cisco, and Oracle and the focus on business-to-business e-business solutions and the ability to leverage infrastructure alongside the e-commerce software and services. Sales from the U.S. operations were mainly through services provided to our strategic partners which we have entered into contracts or agreements. These companies are considered related parties since certain officers of these entities are members of the Company's Board of Directors.

COSTS AND EXPENSES

         Cost of Sales

         Cost of sales (excluding depreciation and amortization) for the three month period ended June 30, 2000 consist of the cost of providing hardware and software, the cost of pharmaceuticals sold through our pharmacy services and the cost of providing our Internet healthcare management system. During the reported period ended June 30, 1999, cost of sales primarily consisted of hardware and software. Cost of sales for the current quarter decreased as a percent of net sales from 78 percent for the pro forma period ended June 30, 1999 to 68 percent. The reduction in cost of sales is due to the additional sales from Internet and related consulting services provided in the first quarter of 2001, which carry a lower cost of sale component. In addition, a portion of the U.S. sales relating to Internet and business consulting services were provided by executive management whose compensation is not reflected in the cost of sales.

         Research and Development

         Research and development costs mainly consist of salaries, consultant fees, and equipment costs of the internal development of new software and Internet products in the United Kingdom and in the United States. During the three months ended June 30, 2000 and 1999 we expensed approximately $977 thousand and $248 thousand in development costs, respectively, and capitalized approximately $3 million and $0, respectively. These development costs were incurred in the United Kingdom for the development of new Internet products and software and in the United States for new Internet products and additional solutions to be integrated with our existing Internet-based health care management system. Pro forma research and development costs of $554 thousand for the prior year period include costs incurred for the development of multimedia technology. The costs incurred and capitalized to


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deferred software will be amortized into expense over the useful life of the resulting software products once such software products are in service or available for sale.

         Sales and Marketing

         Sales and marketing costs consist primarily of costs for salaries, travel, advertising, marketing literature, and seminars. These costs reflect our business plan to increase markets and customers throughout the United States, United Kingdom, Australia, and Europe. Sales and marketing costs for the three month period ended June 30, 2000 increased over the reported and pro forma results for June 30, 1999 by approximately $2.2 million and $1.4 million, respectively. Of the increase in reported sales and marketing costs $850 thousand was in the United Kingdom as the result of increasing our sales force to implement e-Net's planned market penetration into the Internet market as well as for the sale of hardware and software. In addition, the U.S. operations incurred approximately $1.3 million in additional sales and marketing costs for the period ended June 30, 2000 as a result of the marketing of our Internet-based health care management system. However, these costs as a percentage of net sales decreased from 9.2 percent to 7.1 percent when comparing the pro forma 1999 costs to the June 30, 2000 costs. The change in sales mix resulting from increased sales in pharmacy services and Internet related consulting has contributed to this decrease as these type of sales do not require as much marketing efforts as product sales.

         General and Administrative, including Non Cash Compensation

         General and administrative costs mainly consist of salaries, facility costs, and professional fees. Non-cash compensation costs represents compensation paid to employees and consultants through the issuance of shares, warrants, and options. These combined costs increased for the three months ended June 30, 2000 by $9.0 million and $7.3 million over the reported and proforma amounts for June 30, 1999, respectively. Approximately $5.1 million of the costs for the current quarter were related to the pharmacy operations and approximately $4.3 million related to expansion of our U.S. Internet operations in accordance with our business plans and infrastructure development. These costs, which include legal fees, accounting fees, and other consulting fees, also represent our efforts to broaden our financial and investment market visibility for future financing opportunities for our operations and planned expansion as well as establishing good communication channels with our shareholders.

         Depreciation and Amortization

         Depreciation and amortization for the period ended June 30, 2000 includes depreciation of equipment of approximately $656 thousand and the amortization of goodwill of $1.8 million. Compared to reported and the pro forma quarter results in 1999, these amounts reflect an increase of approximately $514 thousand and $438 thousand for depreciation of equipment, respectively, and $1.6 million and $162 thousand for the amortization of goodwill, respectively. During the last quarter of fiscal 2000 and the first quarter of fiscal 2001 we acquired three multimedia companies that resulted in approximately $49 million in goodwill. This goodwill is being amortized over a seven-year period. We also entered into a 30year management contract with a pharmacy services company and acquired approximately 29 percent of its stock. We are consolidating this company and have, therefore, recorded the investment and negative equity at the acquisition date of approximately $32 million as goodwill. This goodwill is being amortized over a 30year period consistent with our management contract term. In addition, we acquired a pharmacy services company in the first quarter of this year that resulted in approximately $2 million of goodwill. This goodwill is being amortized over a 15year period. The goodwill recorded in March 1999 for the acquisition of E-Net is being amortized over a ten-year period. The amortization periods are based on managements' best estimate of the useful lives of the businesses acquired.

OTHER INCOME (EXPENSE)

         Other income (expense) includes interest expense, interest income, and other income. These costs and income on a combined basis have decreased in the current period compared to prior year. Interest expense, of approximately $1.3 million for the quarter ended June 30, 1999, included approximately $1.2 million of amortization of deferred financing costs incurred as a result of the bridge financing obtained for the acquisition of E-Net. In addition, interest costs include interest expense on our bridge debt and e-Net's credit facility. During our third and fourth quarter of 2000, we raised approximately $63.6 million of net proceeds through the sale of our


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common stock. As a result of the cash flow, we have recorded interest income for the three months ended June 30, 2000 of approximately $696 thousand.

EXTRAORDINARY GAIN

         The extraordinary gain of approximately $357,000 in the period ended June 30, 1999 is due to the recognition of the gain associated with the exchange of bridge debt and its related origination fees and interest payable for the issuance of warrants.

LIQUIDITY

         Since inception, the operating costs of the Company have been funded by its operations, sale of equity, its credit facility, and through loans from private investors. As of June 30, 2000, the Company had working capital of approximately $40.8 million, including cash of $32.4 million. During the period ended June 30, 2000, we used cash in operating activities of approximately $15.8 million, primarily due to the net loss from the period of $3.5 million, and by the net change in operating assets and liabilities of $15.0 million partially offset by depreciation and amortization expense of $2.4 million. We used cash in investing activities of approximately $11.3 million, primarily due to $3.0 million investment in software development and $8.3 million in capital expenditures, investments and business acquisitions. The $27.4 million use in cash was in accordance with our business strategy and plans for acquisitions and their required integration into our Company. Additional investments and capital expenditures were also required to implement our contracts and rollout our healthcare management system.

         On August 12, 2000, the Company's Board of Directors approved the repurchase in the open market of up to 2 million shares of our common stock over the next eighteen months.

         We believe that our current cash balances along with our current credit facilities and operations will be sufficient to support our capital needs over the next 12 months to continue the implementation of our plan. However, we may need to raise additional financing to support further expansion, develop new or enhanced applications and services, respond to competitive pressures, acquire complementary businesses or technologies, or take advantage of unanticipated opportunities. We may need to raise additional funds by selling debt or equity securities, by entering into strategic relationships, or through other arrangements. We may be unable to raise any additional amounts on reasonable terms, or at all, when they are needed. The inability of the Company to raise such additional funding would have an adverse effect on the Company's financial position and results of operation.



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